UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F/A

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-13944

Mahanagar Telephone Nigam Limited
(Exact name of registrant as specified in its charter)

MAHANAGAR DOORSANCHAR SADAN
5th Floor, 9, CGO Complex, Lodhi Road
New Delhi, 110003 India
91-11-2431-0212
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

American Depositary Shares, each representing two equity shares.
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities) Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(d) ☐ (for successor registrants) Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

ITEM 1. EXCHANGE ACT REPORTING HISTORY

A. Mahanagar Telephone Nigam  Limited, an Indian corporation (“MTNL” or the “Company”), first became obligated to file reports under Section 13(a) or Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the” Exchange Act”), in 2001.

B. The Company has filed all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding rules of the Securities and Exchange Commission (the “Commission”), for the 12 months preceding the initial filing of the Form 15F on December 31, 2012. In addition, on August 14, 2012, MTNL filed its annual report on Form 20-F for the fiscal year ended March 31, 2012 with the Commission.

ITEM 2. RECENT UNITED STATES MARKET ACTIVITY

The Company’s securities traded in the United States are American Depositary Shares (“ADSs”).  Each ADS represents two Common Shares of the Company.  The ADSs were registered under the Securities Act of 1933, as amended, pursuant to a Form F-4 and a Form F-6 (No. 333-13940), filed on September 27, 2001.

ITEM 3. FOREIGN LISTING AND PRIMARY TRADING MARKET

A. The primary trading market for the Common Shares of the Company is India, where the Company’s Common Shares trade on the Bombay Stock Exchange (“BSE”) and the National Stock Exchange.

B. The Company’s Common Shares were first listed for trading on the BSE in 1992 and on the National Stock Exchange in 1999.  The Company has maintained these listings for at least 12 months preceding the filing of this Form.

C. For the 12-month period from December 1, 2011 to November 30, 2012, approximately 96.68% of the average daily trading volume in the Company’s Common Shares occurred in India on the BSE and the National Stock Exchange.

ITEM 4. COMPARATIVE TRADING VOLUME DATA

A.
The recent 12-month period in which the Company’s average daily trading volume of its Common Shares was measured was from December 1, 2011 to November 30, 2012, inclusive (the “Recent 12-Month Period”).

B.
The average daily trading volume of the Company’s Common Shares in the United States during the Recent 12-Month Period was approximately 113,576 Common Shares.  The average daily trading volume of the Company’s Common Shares on a worldwide basis during the Recent 12-Month Period was approximately 3,416,751 Common Shares.

C.
During the Recent 12-Month Period, the average daily trading volume (“ADTV”) of the Company’s Common Shares in the United States was 3.32% of the ADTV of the Company’s Common Shares on a worldwide basis for the same period.  In making this calculation, the Company multiplied the ADTV of the ADSs listed on the New York Stock Exchange (“NYSE”) by two to account for the ratio of Common Shares to ADSs.

D.
As of December 31, 2012, the Company’s ADSs were delisted from the NYSE.  During the 12-month period beginning January 1, 2012 and ending December 31, 2012, the ADTV of the Company’s Common Shares in the United States was 3.23% of the ADTV of the Company’s Common Shares on a worldwide basis for the same period.  In making this calculation, the Company multiplied the ADTV of the ADSs listed on the NYSE by two to account for the ratio of Common Shares to ADSs.

E.	Not applicable.

F.
The Company used BNY Mellon, BSE and The National Stock Exchange (“NSE”) as its sources for determining average daily trading volumes for the purposes of this Form.  The Company’s Common Shares are listed on two Indian exchanges (the BSE and NSE) and its ADSs were listed on the NYSE for which BNY Mellon is the Depositary.  Since each of the NSE, BSE and BNY Mellon only provides the Company’s daily trading volume related to it and no official source carries the daily trading volume data for more than one exchange, the three separate sources were used and the amounts were added together to obtain the ADTV percentages.

ITEM 5. ALTERNATIVE RECORD HOLDER INFORMATION

Not applicable.

ITEM 6. DEBT SECURITIES

Not applicable.

ITEM 7. NOTICE REQUIREMENT

Simultaneously with the December 31, 2012 filing of the Form 15F, the Company published a notice disclosing its intent to terminate its registration of the ADSs under Section 12(g) of the Exchange Act and its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on December 31, 2012 by means of a press release distributed through major financial news wire services in the United States. A copy of the notice is attached as Exhibit 1 to the Form 15F filed on December 31, 2012.

ITEM 8. PRIOR FORM 15 FILERS

Not applicable.

PART II

ITEM 9. RULE 12g3-2(b) EXEMPTION

The Company currently maintains a listing of its Common Shares on the BSE and the National Stock Exchange in India, which is the primary trading market for such securities.  The Company has published in English, on its Internet Web site, information that, since the first day of its most recently completed fiscal year, it (i) has made public or been required to make public pursuant to the laws of India, (ii) has filed with the BSE and which has been made public by the BSE, and (iii) has distributed or been required to distribute to its security holders.  All information about the Company required to be published pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act will be available at mtnl.net.in.

PART III

ITEM 10. EXHIBITS

*  Exhibit 1.                                           Press Release issued pursuant to Rule 12h-6(h) under the Exchange Act, dated December 31, 2012.

* Previously filed

ITEM 11. UNDERTAKINGS

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
the average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	it otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, Mahanagar Telephone Nigam Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F/A. In so doing, Mahanagar Telephone Nigam Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Mahanagar Telephone Nigam Limited

By:	/s/ S. R. Sayal
Name:	S.R. Sayal
Title:	Company Secretary

Dated: February 13, 2013